COUNTRYSIDE
POWER INCOME FUND
www.countrysidepowerfund.com

RECEIVED
2006 OCT 26 A 8:05
OFFICE OF INTERNATIONAL CORPORATE FINANCE

October 23, 2006

06017965

Mr. Paul Dudek
Chief, Office of International Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re: Countryside Power Income Fund, Reference: 82-34969

SUPPL

Dear Sir:

Pursuant to the exemption granted to Countryside Power Income Fund under Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed the following documents which are required to be filed promptly with the Securities and Exchange Commission:

1. Form 1 Submission – Change in Issued and Outstanding Securities for the month ending September 30, 2006 (Countryside Power Income Fund)
2. Form 1 Submission – Change in Issued and Outstanding Securities for the month ending September 30, 2006 (Countryside Canada Power Inc.)
3. Form 5 Submission – Dividend Distribution Declaration
4. News Release – Countryside Awarded Ontario Power Authority 20-Year Contract for Combine Heat and Power Generation
5. News Release – Distributions for Q4

Please stamp the enclosed copy of this letter thus indicating receipt of the material and mail it back in the stamped return envelope.

Sincerely,

Nicole Archibald
Vice President Finance and Administration
Countryside Canada Ventures Inc.

PROCESSED
NOV 02 2006
THOMSON FINANCIAL

10/31

cc: Allen Rothman
Vice President and General Counsel
Countryside Ventures LLC

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Countryside Power Income Fund
Symbol :	COU.UN
Reporting Period:	09/01/2006 - 09/30/2006

Summary

Issued & Outstanding Opening Balance :	19,921,522	As at :	09/01/2006
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	518,316		
Issued & Outstanding Closing Balance :	20,439,838		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
09/18/2006	Convertible Bonds/Notes/Loans/Debentures	109,488
/19/2006	Convertible Bonds/Notes/Loans/Debentures	218,976
09/26/2006	Convertible Bonds/Notes/Loans/Debentures	189,852
Totals		518,316

Filed on behalf of the Issuer by:

Name:	Natalie Miller
Phone:	519-435-0298
Email:	nmiller@countrysidepowerfund.com
Submission Date:	
Last Updated:	10/10/2006 12:07:10

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Countryside Canada Power Inc.
Symbol :	CSD.DB.U
Reporting Period:	09/01/2006 - 09/30/2006

Summary

Issued & Outstanding Opening Balance :	522,950	As at :	09/01/2006
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	-47,340		
Issued & Outstanding Closing Balance :	475,610		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
09/18/2006	Convertible Bonds/Notes/Loans/Debentures	-10,000
·/19/2006	Convertible Bonds/Notes/Loans/Debentures	-20,000
09/26/2006	Convertible Bonds/Notes/Loans/Debentures	-17,340
Totals		-47,340

Filed on behalf of the Issuer by:

Name:	Natalie Miller
Phone:	519-435-0298
Email:	nmiller@countrysidepowerfund.com
Submission Date:	
Last Updated:	10/10/2006 12:21:56

Form 5 Submission - Dividend Distribution Declaration

Issuer Countryside Power Income Fund

Security Symbol	Amount	Currency	Declaration Date	Record Date	Payable Date
COU.UN	.0863	CDN	10/20/2006	10/31/2006	11/30/2006
COU.UN	.0863	CDN	10/20/2006	11/30/2006	12/29/2006
COU.UN	.0860	CDN	10/20/2006	12/29/2006	01/31/2007

Filed on behalf of the Issuer by:

Name: Natalie Miller
Phone: 519-435-0298
Email: nmiller@countrysidepowerfund.com
Submission Date:
Last Updated: 10/20/2006 08:54:54

NOT FOR DISTRIBUTION IN THE UNITED STATES OR OVER
UNITED STATES WIRE SERVICES

COUNTRYSIDE
POWER INCOME FUND

Countryside Awarded Ontario Power Authority 20-Year Contract for Combined Heat and Power Generation

(London, Ontario – October 16, 2006) -- Countryside Power Income Fund (TSX:COU.UN) today announced that its newly formed indirect subsidiary, Countryside London Cogeneration Corp., has been awarded a 20-year combined heat and power ("CHP") generation contract by the Ontario Power Authority ("OPA") as part of a competitive bidding process. As a result, the Fund will construct a new natural gas-fired cogeneration facility adjacent to its existing District Energy System based in London, Ontario. The new CHP facility will have up to 17 megawatts of electric power generation capacity and provide additional thermal capacity to support future growth of the district energy system.

The Fund will receive a stable revenue stream from the OPA for supplying its electric power output to the local grid after the CHP project begins commercial operation in mid-2008. The capital cost of the project is estimated at $27 million and is intended to be funded through Countryside's existing bank credit facility. Services to existing district energy customers in London will not be affected during construction.

"This CHP project achieves our strategy of harnessing the organic growth potential of our existing assets. We expect the expansion will be accretive to the Fund's distributable cash flow once it begins operations," said Goran Mornhed, President and Chief Executive Officer of Countryside Ventures LLC.

This project is part of an OPA initiative to procure 1,000MW of electricity through high-efficiency electricity combined heat and power projects (also know as co-generation) across Ontario. The initiative was designed to take advantage of situations where larger industries or groups of users require both electricity and thermal energy for industrial use, heating or cooling. Co-generation is considered one of the most efficient forms of electricity generation—getting the most overall power out an energy source.

"The Countryside project is important to achieving Ontario's long-term energy objectives", said Paul Bradley, Vice President of Electricity Resources at the Ontario Power Authority, the provincial agency charged with ensuring the province has adequate investment to achieve its electricity goals. "The project supplies much needed electricity, it demonstrates the high-efficiency use of resources and it highlights the role that the private sector can play in our energy future."

About Countryside Power Income Fund

Countryside Power Income Fund has investments in two district energy systems in Canada with a combined thermal and electric generation capacity of approximately 122 megawatts, and two gas-fired cogeneration plants in California with a combined power generation capacity of 94 megawatts. In addition, the Fund has an indirect investment in 22 renewable power and energy projects located in the United States, which currently have approximately 51 megawatts of electric generation capacity and which sold approximately 710,000 MMBtus of boiler fuel in 2005. The Fund's investment in the projects consists of loans to, and a convertible royalty interest in, U.S. Energy Biogas Corp.

Forward-Looking Statements

This press release may contain forward-looking statements relating to expected future events and financial and operating results of the Fund that involve risks and uncertainties. Actual results may differ materially from management expectations as projected in such forward-looking statements for a variety of reasons, including market and general economic conditions and the risks and uncertainties detailed from time to time in the Fund's prospectus filed with the Canadian securities regulatory authorities. Due to the potential impact of these factors, the Fund disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

Further information can be found in disclosure documents filed by the Fund to Canadian securities regulatory authorities, available at www.sedar.com.

- 30 -

Further information:

Andrew Kondraski
Senior Account Executive
BarnesMcInerney Inc.
Tel: 416-367-5000 ext. 239
trobinson@barnesmcinerney.com

Edward M. Campana
Executive Vice President & CFO
Countryside Ventures LLC
Tel: 914-993-5010
info@countrysidepowerfund.com

Nicole Archibald
Vice President, Finance & Administration
Countryside Canada Ventures Inc.
Tel: 519-435-0298
info@countrysidepowerfund.com

COUNTRYSIDE
POWER INCOME FUND

Countryside Power Income Fund Announces Cash Distributions for the Fourth Quarter of 2006

(London, Ontario, October 20, 2006) -- Countryside Power Income Fund (TSX: COU.UN) (the "Fund") today announced its monthly cash distributions per unit for the fourth quarter of 2006 as follows:

Month	Record Date	Distribution Date	Amount
October	October 31, 2006	November 30, 2006	$0.0863
November	November 30, 2006	December 29, 2006	$0.0863
December	December 29, 2006	January 31, 2007	$0.0860

The Fund's policy is for unitholders of record on the last business day of a calendar month to receive distributions on or about the 30th day of the following month. Holders of units who are non-residents of Canada will be required to pay all applicable withholding taxes payable in respect of any distributions by the Fund.

Countryside Power Income Fund has investments in two district energy systems in Canada, with a combined thermal and electric generation capacity of approximately 122 megawatts, and two gas-fired cogeneration plants in California with a combined power generation capacity of 94 megawatts. In addition, the Fund has an indirect investment in 22 renewable power and energy projects located in the United States, which currently have approximately 51 megawatts of electric generation capacity and sold approximately 710,000 MMBtus of boiler fuel in 2005. The Fund's investment in the projects consists of loans to, and a convertible royalty interest in, U.S. Energy Biogas Corp.

Further information can be found in disclosure documents filed by the Fund to Canadian securities regulatory authorities, available at www.sedar.com.

- 30 -

Further information:

Andrew Kondraski
Senior Account Executive
BarnesMcInerney Inc.
Tel: 416-367-5000 ext. 239
akondraski@barnesmcinerney.com

Edward M. Campana
Executive Vice President & CFO
Countryside Ventures LLC
Tel: 914-993-5010
info@countrysidepowerfund.com

Nicole Archibald
Vice President, Finance & Administration
Countryside Canada Ventures Inc.
Tel: 519-435-0298
info@countrysidepowerfund.com